UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AZTEC OIL & GAS, INC.
(Name of Issuer)

Series A Preferred Stock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

Robert L. Sonfield, Trustee, Livingston Growth Fund Trust 2500 Wilcrest Dr, Ste 300 Houston, TX 77042 Phone : 713-877-8333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert L. Sonfield as Trustee of the Livingston Growth Fund Trust 900251902
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACHREPORTING PERSON WITH	7	SOLE VOTING POWER

100,000
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

100,000
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14	TYPE OF REPORTING PERSON

OO

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Explanatory Note

This Amendment No. 2 on Form SC 13D/A amends the initial Form SC 13D, filed on December 16, 2011, to include the addition of shares of Series A preferred stock owned by the Livingston Growth Fund Trust.

Item 1.	Security and Issuer

This Schedule 13D relates to the Series A Preferred Stock, par value $0.001 per share, of Aztec Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Riverway, Suite 1580, Houston, TX 77056, USA.

Item 2.	Identity and Background

(a)	This statement on Schedule 13D is filed on behalf of Robert L. Sonfield as Trustee of the Livingston Growth Fund Trust.

(b)	The business address of Robert L. Sonfield is 2500 Wilcrest Dr, Ste 300 Houston, TX 77042.

(c)	The principal business of Robert L. Sonfield is Attorney.

(d)	During the past five years, Robert L. Sonfield has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, Robert L. Sonfield has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert L. Sonfield is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Livingston Growth Fund Trust Agreement was made and entered into effective November 30, 2010 and appointed Robert L. Sonfield as Trustee of the Livingston Growth Fund Trust. 100,000 shares of Series A preferred stock in Aztec Oil & Gas Inc. were transferred to the Livingston Growth Fund Trust, care of Robert L. Sonfield as Trustee on June 7, 2012.

Item 4.	Purpose of Transaction

The purpose of the transaction was estate planning by the Grantor, Franklin C. Fisher, Jr.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

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Item 5.	Interest in Securities of the Issuer

(a)

The Livingston Growth Fund Trust beneficially owns a total of 100,000 shares of Series A preferred stock of the Issuer, or approximately 100% of the Issuer’s currently outstanding Series A preferred stock.

(b)	Robert L. Sonfield as Trustee has the sole power to vote and to dispose of the securities of the Issuer acquired by him.

(c)	Robert L. Sonfield as Trustee has not effected any other transactions in the Issuer’s Series A preferred stock within the past 60 days.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
06/07/2012	100,000	N/A

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of, the shares of the Issuer acquired by the Livingston Growth Fund Trust.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Livingston Growth Fund Trust

Date: April 8, 2015	By:	/s/ Robert L. Sonfield
Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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